[LETTERHEAD OF MCKEE NELSON LLP]

June 29, 2007

VIA EDGAR

Ms. Hanna Teshome

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Amendment No. 3 on Registration Statement on Form S-3/A
Filed June 29, 2007
File No. 333-139693 (the “Registration Statement”)

Dear Ms. Teshome:

Filed concurrently herewith via EDGAR is Amendment No. 3 to the Registration Statement for Securities Asset Securities Corporation (the “Registrant”).  Included in the Registration Statement are three base prospectuses and fourteen forms of prospectus supplement.  The following is a brief description of any changes made to these base prospectuses and forms of prospectus supplement since the Registrant’s last filing of the Registration Statement, on Amendment No. 2 on Form S-3/A filed on March 16, 2007 (“Amendment No. 2”).

Due to the passage of time since Amendment No. 2, the base prospectuses have been modified as follows:

•

a new risk factor has been added discussing the risks of governmental action affecting legislation on foreclosures, and another risk factor regarding the servicers’ collection procedures has been corrected;

•

the definition of “Condominium Units” has been enhanced to describe Condotels, a frequent type of Condominium Unit;

•

a representation and warranty occasionally made by sellers and originators of mortgage loans regarding the existence of primary mortgage insurance has been deleted from the list of typical loan-level representation and warranties, due to confusion that may be caused due to the fact that the majority of mortgage loans issued in the U.S. residential mortgage market do not actually have primary mortgage insurance policies;

•

the disclosure for Aurora Loan Services LLC, an affiliate of the Registrant, has been updated due to the passage of time since Amendment No. 2; and

•

miscellaneous minor corrections have been made.

The base prospectuses have been marked to show all changes since Amendment No. 2.  None of these changes to the base prospectuses materially alter any aspect of the securities, the collateral, credit support or any legal aspects of the material agreements.

None of the forms of prospectus supplement have been modified since the filing of Amendment No. 2.

Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4129.

Respectfully submitted,

/s/ Darius Kingsley

Darius Kingsley